Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, NY 10178

February 14, 2014

CONFIDENTIAL SUBMISSION

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE Washington, DC 20549

Re: Confidential Submission of Minerva Neurosciences, Inc. Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of Minerva Neurosciences, Inc., a Delaware corporation (the “Company”), we hereby confidentially submit a draft Registration Statement on Form S-1 (the “Registration Statement”) of the Company pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act of 2012 and Section 24(b)(2) of the Securities Exchange Act of 1934 for non-public review by the Staff of the U.S. Securities and Exchange Commission prior to the public filing of the Registration Statement

If you have any questions with respect to this confidential submission, please call me at (212) 309-6058.

Sincerely,

/s/ David W. Pollak

David W. Pollak